

MARKET ANALYSIS

Loudoun County

STERLING, VA

Zip Code: 20164-20166

Sterling, Virginia, an unincorporated community of picturesque Loudoun County. Just 30 miles northeast of Washington, D.C. Sterling is an ideal location for professionals who want to live close to the pastoral and historical roots of Virginia.

Sterling, VA Average Home Demographics

The average household income in Sterling is $115,677 with a poverty rate of 5.06%. The median rental costs in recent years comes to $1,812 per month, and the median house value is $359,000. The median age in Sterling is 34.7 years, 33 years for males, and 35.8 years for females. For every 100 females there are 102.0 males.

Sterling, VA Household Types

Type	Owner	Renter
Female	76.7%	23.3%
Married	76.4%	23.6%
All	72.9%	27.1%
Non-Family	68.4%	31.6%
Male	59.7%	40.3%

72.9% Rate of Home Ownership

Sterling, VA Sex Ratio

Female	Male
14,989	15,282
49.52%	50.48%

Sterling, VA Language

People in Sterling, VA speak a non-English language, and 76.7% are U.S. citizens.

Sterling, VA Population Demographics

There are 23,182 adults, (2,992 of whom are seniors) in Sterling, remaining being children/teenagers.

Sterling has a 2020 population of **30,271**. Sterling is currently declining at a rate of 0.00% annually and its population has increased by 8.80% since the most recent census, which recorded a population of **27,822** in 2010.

According to the most recent ACS, the racial composition of Sterling was:

- White: 56.69%
- Asian: 15.75%
- Hispanic: 18.22%
- Black or African American: 8.53%
- Native American: 0.53%
- Native Hawaiian or Pacific Islander: 0.27%